News Release
                              FOR IMMEDIATE RELEASE



The Hallwood Group Incorporated                 Hallwood Energy Corporation
3710 Rawlins                                   4582 South Ulster St. Parkway
Ste. 1500                                             Post Office Box 378111
Dallas, TX 75219                                          Denver, CO   80237

Contact: Mary Doyle (214) 528-5588          Contact: Mary Brook (303) 850-7373


     Dallas, Texas, October 10, 1996, - The Hallwood Group Incorporated (NYSE-HWG) and Hallwood Energy Corporation (OTC:HWEC) announced today that they have entered into a definitive Merger Agreement providing for the merger of Hallwood Energy Corporation ("Hallwood Energy") into The Hallwood Group Incorporated ("Hallwood Group"). Prior to the merger, Hallwood Group has agreed to commence a tender offer for all the outstanding shares of common stock of Hallwood Energy at a price of $19.50 per share, net to the seller in cash, subject to the terms and conditions of the tender offer documents.

     The Board of Directors, and Special Committee of the Board of Directors, of Hallwood Energy have unanimously approved the tender offer and the merger and determined the terms of the tender offer and the merger are fair to, and in the best interest of, stockholders of Hallwood Energy. The Board of Directors of Hallwood Energy recommends that all stockholders of Hallwood Energy accept the tender offer and tender their shares. Principal Financial Securities, Inc. acted as financial advisor to the Special Committee of the Board of Directors of Hallwood Energy and advised the Special Committee that the consideration to be received by the stockholders of Hallwood Energy is fair to the stockholders (other than Hallwood Group) from a financial point of view as of the date of the Merger Agreement.

     Hallwood Group currently owns approximately 81.6% of the issued and outstanding shares of the common stock of Hallwood Energy. The completion of the transaction will be conditioned upon, among other things, the valid tender of a majority of the shares of Hallwood Energy not currently held by Hallwood Group which, together with the shares currently held by Hallwood Group, will constitute at least 90% of the issued and outstanding shares of the common stock of Hallwood Energy.



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